HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

07024479

HANNY
VISIONS AHEAD

082-03638

Date: 7 June 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of announcement dated 6 June 2007 of the Company regarding the adjustment to the convertible bonds of the Company for your filing under the ISIN US 41068T2087.

2007 JUN 18 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2007\Correspondence\Letter\094-US Sec-7 June 07.doc

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT

The Company announces that, pursuant to the terms of the instrument constituting the Convertible Bonds, the initial conversion price of the Convertible Bonds have been adjusted from HK$9.0 per Conversion Share to HK$0.81 per Conversion Share as a result of the Bonus Issue of Shares approved by the Shareholders at the special general meeting of the Company held on 21 May 2007 with effect from 6 June 2007, being the date of issue of the Bonus Shares.

Reference is made to the announcement of the Company dated 11 April 2007 and the circular of the Company dated 3 May 2007. As at the date of this announcement, the Company has outstanding Convertible Bonds in the aggregate principal amount of HK$706,698,786.00.

The Company announces that, pursuant to the terms of the instrument constituting the Convertible Bonds, the initial conversion price of the Convertible Bonds have been adjusted from HK$9.0 per Conversion Share to HK$0.81 per Conversion Share as a result of the Bonus Issue of Shares approved by the Shareholders at the special general meeting of the Company held on 21 May 2007 with effect from 6 June 2007, being the date of issue of the Bonus Shares. The adjustments were made in accordance with the terms and conditions of the instrument constituting the Convertible Bonds.

DEFINITIONS

The following terms are used in this announcement within the meanings set opposite them:–

"Bonus Issue"	the issue of the Bonus Shares on 6 June 2007 to Shareholders pursuant to the resolution of the Shareholders passed on 21 May 2007
"Bonus Shares"	the 3,007,268,390 new Shares issued by way of Bonus Issue by the Company
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited
"Convertible Bonds"	the 2% convertible bonds of the Company due 2011 with aggregate outstanding principal amount of HK$706,698,786.00
"Conversion Shares"	new Shares which falls to be issued by the Company pursuant to exercise the conversion rights attached to the Convertible Bonds
"Share(s)"	Share(s) of a nominal value of HK$0.01 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

For and on behalf of the board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 6 June 2007

致之任何損失承擔任何責任。

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

公 佈

本公司謹此宣佈,鑑於發行紅股股份已於二零零七年五月二十一日舉行之本公司股東特別大會上獲股東批准,可兌換債券之初步兌換價已根據構成可兌換債券之文據之條款由每股兌換股份9.0港元調整至每股兌換股份0.81港元,自二零零七年六月六日(即發行紅股之日)起生效。

謹此提述日期為二零零七年四月十一日之本公司公佈及日期為二零零七年五月三日之本公司通函。於本公佈日期,本公司有本金總額為706,698,786.00港元之尚未償還可兌換債券。

本公司謹此宣佈,鑑於發行紅股股份已於二零零七年五月二十一日舉行之本公司股東特別大會上獲股東批准,可兌換債券之初步兌換價已根據構成可兌換債券之文據之條款由每股兌換股份9.0港元調整至每股兌換股份0.81港元,自二零零七年六月六日(即發行紅股之日)起生效。該項調整乃根據構成可兌換債券之文據之條款及條件作出。

釋義

下列詞彙於本公佈內具有其對應之涵義:—

「發行紅股」	指	根據於二零零七年五月二十一日通過之股東決議案,於二零零七年六月六日向股東發行紅股
「紅股」	指	本公司以發行紅股方式發行之3,007,268,390股新股份
「本公司」	指	錦興集團有限公司(股份代號:275),一家於百慕達註冊成立之有限公司,其已發行股份於香港聯合交易所有限公司主板上市
「可兌換債券」	指	本公司尚未償還本金總額為706,698,786.00港元於二零一一年到期之2厘可兌換債券
「兌換股份」	指	本公司須根據隨附於可兌換債券之兌換權獲行使而發行之新股份
「股份」	指	本公司股本中每股面值0.01港元之股份
「股東」	指	股份持有人

於本公佈日期,本公司董事如下:

執行董事:
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
潘國興先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港,二零零七年六月六日

* 僅供識別

END